Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

Operating Results

Revenues

Revenues from continuing operations for the six months ended June 30, 2025 were approximately $20.3 million, representing a 431% increase from $3.8 million for the six months ended June 30, 2024. The significant increase was mainly due to bulk discounts for promoting sales of inventories as we aim to launch new products in the second half of 2025, which led to an increase in the number of orders.

Cost of Revenues

Cost of revenues primarily consisted of cost of product revenue, which included direct costs of cryptocurrency mining machines, standardized computing equipment.

Our cost of revenues saw an increase of 750% from approximately $2.1 million for the six months ended June 30, 2024 to $18.0 million for the six months ended June 30, 2025. The increase in cost of revenues was in line with the growth in revenues.

Gross profit

Gross profit for the six months ended June 30, 2025 was $2.4 million, compared to $1.7 million for the six months ended June 30, 2024. The increase in gross profit was contributed by the bulk discounts resulting in an increase volume of sales. Gross margin for the six months ended June 30, 2025 was 11.6% compared to 44.8% for the six months ended June 30, 2024. The decline in gross profit margin was mainly due to the bulk discounts to clear out inventory.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of credit losses, sales and administrative employee-related expenses and professional fees.

Selling, general and administrative expenses decreased from approximately $15.7 million for the six months ended June 30, 2024 to $2.7 million for the six months ended June 30, 2025. The decrease was primarily due to a significant decrease in allowances for doubtful account for the six months ended June 30, 2025.

Net (Loss)/Income from continuing operations

As a result of the foregoing, our net income from continuing operations was $5.1 million or $3.70 per share (basic and diluted) for the six months ended June 30, 2025 compared to net loss from continuing operations of $10.6 million or $(21.89) per share (basic and diluted) for the six months ended June 30, 2024.

Loss from discontinued operation, net of income taxes

Our loss from discontinued operations was $7.9 million or $(5.74) per share (basic and diluted) for the six months ended June 30, 2025 compared to $4.3 million or $(8.87) per share (basic and diluted) for the six months ended June 30, 2024.

The table below sets forth the operating result of discontinued operation included in our condensed consolidated statements of operation:

	June 30,	June 30,
	2025	2024
Revenues	$-	$23,287,088
Cost of revenues	(21,344)	(22,785,394)
Gross profit	(21,344)	501,694
Operating expenses	(23,673)	(5,582,294)
Other income, net	23,060	48,541
Loss before income tax	(21,957)	(5,032,059)
Income tax expense	3,731	729,740
Total loss from discontinued operations	(18,226)	(4,302,319)
Loss on sale of discontinued operation, net of income tax	(7,851,720)	-
Loss from discontinued operation, net of income tax	(7,869,946)	(4,302,319)

Net (loss)/Income

As a result of the factors described above, our net loss for the six months ended June 30, 2025 was $2.8 million, compared to net loss of $14.9 million for the six months ended June 30, 2024.

Foreign currency translation

The accompanying condensed consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of us. The functional currency of AGM Group Holdings, Inc., AGM Technology Limited, AGM Defi Tech Ltd., our subsidiaries established pursuant to the laws of Hong Kong, AGM DEFI LAB PTE. Ltd., our subsidiary established pursuant to the laws of Singapore, and AGM Software Services Ltd, our subsidiary established pursuant to the laws of the British Virgin Islands are United States dollar. The functional currency of AGM Tianjin Construction Development Co, Ltd., Beijing AnGaoMeng Technology Service Co., Ltd., Nanjing Lucun Semiconductor Co. Ltd., and Beijing Keen Sense Technology Service Co., Ltd., our indirect subsidiaries established pursuant to the laws of China, are Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the exchange rate at the end of the period, and equity is translated at historical exchange rates.

The Condensed Consolidated Balance Sheets balances, with the exception of equity at June 30, 2025 and December 31, 2024, were translated at RMB7.1586 and RMB7.1884 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to the Condensed Consolidated Statements of Operations and Comprehensive Loss/Income and the Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2025 and 2024 were RMB7.1839 and RMB7.1051 to $1.00, respectively.

Net gains and losses resulting from foreign exchange translations are included in the comprehensive income/loss on the condensed consolidated statements of operations. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation loss of $47,132 and $185,586 for the six months ended June 30, 2025 and 2024, respectively. This non-cash loss had the effect on our reported comprehensive loss or income.

Liquidity and Capital Resources.

Liquidity

For the six months ended June 30, 2025 and 2024

Liquidity is the ability of a company to generate funds to support our current and future operations, satisfy our obligations and otherwise operate on an ongoing basis. As of June 30, 2025 and December 31, 2024, we had working capital of $26.8 million and working capital of $12.8 million, including cash and cash equivalents and restricted cash of $0.5 million and $1.2 million, respectively. We believe that our current cash and cash to be generated from our operations will be sufficient to meet our working capital needs for at least the next twelve months. We are not dependent upon the access to borrow loans from our related parties. We plan to expand our business to implement our growth strategies to broaden our service and strengthen our position in the marketplace.

The following table sets forth a summary of changes in our working capital from December 31, 2024 to June 30, 2025:

	June 30,	December 31,		Percentage
	2025	2024	Change	Change
Working capital:
Total current assets	$55,444,438	$52,304,292	$3,140,146	6%
Total current liabilities	28,656,478	39,486,129	(10,829,651)	(27)%
Working capital	$26,787,960	$12,818,163	$13,969,797	109%

As exchange conversion rate for the condensed consolidated balance sheets is different from that for the condensed consolidated statements of cash flows, the changes in assets and liabilities reflected on the condensed consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the condensed consolidated balance sheets.

Cash Flow Summary

The following table sets forth certain items in our condensed consolidated statements of cash flows for the six months ended June 30, 2025 and 2024.

	June 30,	June 30,
	2025	2024
Net cash used in operating activities	$(5,577,823)	$(590,727)
Net cash used in investing activities	-	-
Net cash provided by financing activities	4,761,135	487,507
Exchange rate effect on cash, cash equivalents and restricted cash	170,568	(264,495)
Net change in cash and cash equivalents	(646,120)	(367,715)
Cash and cash equivalents, beginning of the year	1,178,970	1,601,479
Cash and cash equivalents, end of the year	532,850	1,233,764
Less cash and cash equivalents of discontinued operations – end of period	-	22,191
Cash and cash equivalents of continuing operations – end of period	$532,850	$1,211,573

We have cash and cash equivalents held in financial institutions in the following countries (regions):

	June 30,	December 31,
Country (Region)	2025	2024
China (Mainland)	$5,464	$5,752
China (Hong Kong)	299,013	936,264
Singapore	228,373	228,448
Total cash and cash equivalents	$532,850	$1,170,464

Operating Activities:

Net cash used in operating activities from continuing operations for the six months ended June 30, 2025 was $1,754,530 (total of $5,577,823 including net cash used in discontinued operating activities of $3,823,293), primarily consisted of net income of continuing operations of $5,072,953, a decrease in inventories of $17,732,000, offset by an increase in accounts receivable of $19,685,969 and an increase in advances to suppliers of $4,431,830.

Net cash used in operating activities of continuing operations for the six months ended June 30, 2024 was $641,048 (total of $590,727 including net cash provided by discontinued operating activities of $50,321), primarily consisted of net loss of continuing operations of $10,619,463, a decrease in advances from customers of $3,706,627 and offset by allowance for doubtful accounts of $14,788,061.

Investing Activities:

No cash spent in investing activities of continuing operations and discontinued operations for the six months ended June 30, 2025 and 2024.

Financing Activities:

Net cash provided by financing activities of continuing operations for the six months ended June 30, 2025 was $4,761,135, including issuance of Common stock for cash of $4,789,338, proceeds from related parties of $451,300, and offset by repayments to related parties of $479,503.

Net cash provided by financing activities of continuing operations for the six months ended June 30, 2024 was $560,000 (total of $487,507 including net cash used in financing activities of discontinued operations of $72,493), which was solely from proceeds from related parties.

Regulatory Restrictions on Capital Injections

If we conduct offerings in the future, we plan to use proceeds from such offerings to fund our business from time to time. In order to do so, we will be required to comply with the following Chinese regulations regarding capital injections to foreign-invested enterprises.

Chinese regulations relating to investments in offshore companies by Chinese residents. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Financing and Round trip Investment through Offshore Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014. SAFE Circular 37 requires Chinese residents to register and update certain investments in companies incorporated outside of China with their local SAFE branch. SAFE also subsequently issued various guidance and rules regarding the implementation of SAFE Circular 37, which imposed obligations on Chinese subsidiaries of offshore companies to coordinate with and supervise any Chinese-resident beneficial owners of offshore entities in relation to the SAFE registration process.

We may not be aware of the identities of all of our beneficial owners who are Chinese residents. We do not have control over our beneficial owners and cannot assure you that all of our Chinese-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are Chinese residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our Company who are Chinese residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our Chinese subsidiaries to fines and legal sanctions, which may be substantial. Failure to register may also limit our ability to contribute additional capital to our Chinese subsidiaries and limit our Chinese subsidiaries’ ability to distribute dividends to our Company. These risks may have a material adverse effect on our business, financial condition and results of operations.

China regulates loans to and direct investment in Chinese entities by offshore holding companies and there is governmental control of currency conversion. We are an offshore holding company conducting our operations in China through our wholly owned subsidiaries. As an offshore holding company, we may make loans and additional contributions to subsidiaries subject to certain government authorities’ registration and/or approvals, including MOFCOM, SAIC and SAFE, or their local counterparts.

Any loan to subsidiaries, which is treated as a foreign-invested enterprise under Chinese law, is subject to Chinese regulations and foreign exchange loan registrations. In January 2003, the China State Development and Reform Commission, SAFE and Ministry of Finance jointly promulgated the Circular on The Interim Provisions on the Management of Foreign Debts, or the Circular 28, limiting the total amount of foreign debt a foreign-invested enterprise may incur to the difference between the amount of total investment approved by the Ministry of Commerce or its local counterpart for such enterprise and the amount of registered capital of such enterprise, and requiring registration of any such loans with SAFE. On January 11, 2017, the People’s Bank of China (the “PBOC”), promulgated the Circular on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Circular 9. Pursuant to PBOC Circular 9, the foreign debt upper limit for both foreign-invested companies and domestic-invested companies is calculated as twice the net asset of such companies. As to net assets, the companies shall take the net assets value stated in their latest audited financial statement. The PBOC Circular 9 does not supersede the Circular 28. It provides a one-year transitional period from its promulgation date for foreign-invested companies, during which foreign-invested companies, such as our WFOE, could choose their calculation method of foreign debt upper limit based on either the Foreign Debts Provisions or the PBOC Circular 9. The transitional period ended on January 11, 2018. Upon its expiry, pursuant to the PBOC Circular 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Circular 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

We may choose to finance subsidiaries by means of capital contributions. These capital contributions must be registered with the Ministry of Commerce or its local counterpart. In March 2015, SAFE issued the Circular Concerning the Reform of the Administration of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No.19, which became effective in June 2015. SAFE Circular No.19 regulates the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. Furthermore, SAFE promulgated a circular in June 2016, SAFE Circular No.16, which further revises some clauses in the SAFE Circular No.19. SAFE Circular No. 19 and No.16 provide that the capital-account foreign exchange incomes of a domestic enterprise shall not be used for expenditures that are forbidden by relevant laws and regulations, for purposes that are not included in the business scope approved by the applicable government authority, shall not be used for direct or indirect equity investments within China or for any other kind of investment except principal-guaranteed wealth-management products, unless otherwise prescribed by other laws and regulations, shall not be used for issuing RMB entrusted loans (except included in the business scope approved by the applicable government authority or issuing RMB entrusted loans to affiliated enterprises), repaying inter-enterprise loans, repaying bank loans which has been refinanced to third parties, issuing RMB loans to non-affiliated enterprises unless expressly permitted in the business scope and shall not be used to purchase real estate that is not for personal use except if we are a real estate enterprise. In addition, SAFE supervises the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company by further focusing on ex post facto supervision and violations. Previously, for FIEs the increase of capital contribution shall be approved by MOFCOM. In 2016, the approval was changed to registration. Currently, China is holding more open and tolerate attitude toward FIEs. Even with more and more open policy toward FDI and FIEs, Circulars mentioned above may still have some limit on our ability to use the net proceeds from future offerings to invest in or acquire any other Chinese companies in China, which may adversely affect our liquidity and our ability to fund and expand our business in China.

5.C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company – D. Property, Plant and Equipment – Intellectual Property.”

5.D. Trend Information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition or results of operations.

5.E. Critical Accounting Estimates

Critical Accounting Policies

We regularly evaluate the accounting policies and estimates that we use to make budgetary and financial statement assumptions. A complete summary of these policies is included in the notes to our financial statements. In general, management’s estimates are based on historical experience, on information from third party professionals, and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management. The discussion of our critical accounting policies contained in Note 2 to our condensed consolidated financial statements, “Summary of Significant Policies”, is incorporated herein by reference.

Discontinued Operation

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or non-profit activity. A disposal of a component of an entity is required to be reported in discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in ad distribution to owners in a spinoff).

For the component disposed of other than by sale in accordance with paragraph 360-10-45-15, the Company adopted ASC Topic 205-20-45-3 and reported the results of operations of the discontinued operations, less applicable income tax expenses or benefits as a separate component in the statement where net income (loss) is reported for current and all prior periods presented.

On December 10, 2024, the Company decided to sell Nanjing Lucun. The transaction was completed on May 7, 2025. As of December 31, 2024, the operation of Nanjing Lucun was classified as a discontinued operation. For the six months ended June 30, 2025 and 2024, the operation of Nanjing Lucun was presented as discontinued operations.

Reclassification

Certain prior period amounts have been reclassified to conform to current period presentation in order to reflect the discontinued operations of Nanjing Lucun. None of the ese reclassifications had an impact on reported financial position or cash flows for any of the period presented.

Revenue Recognition

We adopted Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all years presented. The core principle of this new revenue standard is that a company should recognize revenue when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration to which We expect to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle by us in determination of revenue recognition:

●	Step 1: Identify the contract(s) with the customer;

●	Step 2: Identify the performance obligations in the contract;

●	Step 3: Determine the transaction price;

●	Step 4: Allocate the transaction price to the performance obligations in the contract; and

●	Step 5: Recognize revenue when or as we satisfy a performance obligation.

We are a mining machine developer, engaging in research, development and sales of cryptocurrency mining machine and standardized computing equipment.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

We derive revenue from the sale of cryptocurrency mining machine and standardized computing equipment for the six months ended June 30, 2025 and 2024. We began the business transformation to became a blockchain hardware machine and software developer in 2021. We enter into contracts with customers that include promises to transfer various products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation. We recorded and recognized revenues from both products and services in one account, which we present as revenues and revenues from related parties in the accompanying condensed consolidated statements of operations and comprehensive loss/income.

Allowance for credit losses

Accounts receivable consists principally of amounts due from trade customers. Credit is extended based on an evaluation of the customer’s financial condition and collateral is not generally required.

We evaluate the accounts receivable for expected credit losses on a regular basis. We maintain an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. We use the length of time a balance has been outstanding, the payment history, creditworthiness and financial conditions of the customers and industry trend as credit quality indicators to monitor our receivables within the scope of expected credit losses model, along with reasonable and supportable forecasts as a basis to develop our expected loss estimates. We adjust the allowance percentage periodically when there are significant differences between estimated credit losses and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

We recorded bad debt expense of $1,645,469 from continuing operations for the six months ended June 30, 2025 and recorded credit losses of $40,018 for the six months ended June 30, 2024, from continuing operations respectively.We recorded bad debt expense of nil and $4,921,509 for the six months ended June 30, 2025 and 2024, from discontinued operation operations respectively.

Provision of advance to suppliers

Advance to suppliers, which is settled when the products are provided and accepted by us. We review its advances to suppliers periodically and determines the adequacy of provision. A provision will be provided, once the likelihood of future economic benefits associated with the advances to supplier is remote, to reflect the recoverable amount from the advances to suppliers. For the six months ended June 30, 2025 and 2024, we recorded provision of advances to suppliers of $223,079 and $14.75 million from continuing operations, respectively. We recorded nil provision of advances to suppliers for the six months ended June 30, 2025 from discontinued operation and reversed provision of advances to suppliers of $2,219,353 and recorded provision of advances to suppliers of $2,021,851 from discontinued operation for the six months ended June 30, 2024, respectively.

Valuation allowance of deferred tax assets

We account for income taxes using the asset/liability method prescribed by ASC 740, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. For the six months ended June 30, 2025 and 2024, we recorded valuation allowance of deferred tax assets of $676,559 and $1,286 from continuing operations and nil and $524,618 from discontinued operation, respectively.

Uncertainty of tax position

The China EIT Law provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in China be treated as a resident enterprise for PRC tax purpose and consequently be subject to China income tax at the rate of 25% for its worldwide income. The Implementing Rules of the China EIT Law merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” On April 22, 2009, China State Administration of Taxation further issued a notice entitled “Notice regarding Recognizing Offshore-Established Enterprises Controlled by PRC Shareholders as Resident Enterprises Based on Their place of Effective Management.” Under this notice, a foreign company controlled by a PRC company or a group of PRC companies shall be deemed as a PRC resident enterprise, if (i) the senior management and the core management departments in charge of its daily operations mainly function in China; (ii) its financial decisions and human resource decisions are subject to decisions or approvals of persons or institutions in China; (iii) its major assets, accounting books, company sales, minutes and files of board meetings and shareholders’ meetings are located or kept in China; and (iv) more than half of the directors or senior management personnel with voting rights reside in China. Based on a review of surrounding facts and circumstances, we believe that there is an uncertain tax position as to whether its operations outside of China will be considered a resident enterprise for PRC tax purposes due to limited guidance and implementation history of the China EIT Law. Should our subsidiaries be treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on worldwide income at a uniform tax rate of 25%.For the six months ended June 30, 2024, and for the years ended December 31, 2023 we have evaluated this uncertain tax position and recorded a tax liability on the Condensed Consolidated Balance Sheet. As of June 30, 2025,and December 31, 2024, income tax payable related to the uncertain tax position were $16.4 million and $15.4 million, respectively.

Recent Accounting Pronouncements

The discussion of the recent accounting pronouncements contained in Note 2 to our condensed consolidated financial statements, “Summary of Significant Policies”, is incorporated herein by reference.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expect”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statement. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates, and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.